UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                     (Amendment No. #2)

Elastic Networks, Inc.
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

284159100
(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road
Westport, CT  06880  Attn: David J. Malat 203/429-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2000
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 284159100


             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
--------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                       5,004,113
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       5,004,113
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,004,113
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.97%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.01 par value (the "Shares"), of Elastic Networks, Inc. (the "Company"), a Delaware corporation. The Company's Principal executive office is located at 6120 Windward Parkway, Suite 100, Alpharetta, Georgia 30005.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur
J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 5,004,113 of the Company's Shares ("Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On September 28, 2000, the Company's registration statement was declared effective. The Accounts initially purchased 3,261,538 shares of Series A Preferred Stock ("Series A Shares") in a private placement on May 12, 1999. The Accounts also purchased 609,870 shares of Series B Preferred Stock ("Series B Shares") in a private placement on February 14, 2000. The accounts also received a warrant which is exercisable into 51,230 Shares (the "Warrant") with the purchase of a promissory note on August 4, 2000. In the transaction which is the subject of this filing, the Series A Shares were converted into 4,343,013 Shares and Series B Shares were converted into 609,870 Shares as a result of the Company's initial public offering ("IPO").

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co.

Item 4.  Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An employee of the Reporting Person also serves on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 5,004,113 Shares. These Shares represent approximately 15.97% of the 31,344,051 Shares that the Reporting Person believes to be outstanding if the Warrant was converted into Shares. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an Investors' Rights Agreement, dated as of May 12, 2000, as amended, between the Reporting Person, the Company, Nortel Networks, Inc., Nortel Networks Limited (the Nortel entities referred to as "Nortel") and certain other holders of Shares, the Reporting Person was granted certain registration rights with respect the Shares beneficially owned by the Reporting Person. Following the closing of the IPO, Nortel or holders of at least 20% of the Shares entitled to registration rights (which would include the Reporting Person) is entitled to two demand registration rights on a Form S-1, provided that the Shares to be registered have an aggregate offering price to the public in excess of $5 million and six months have elapsed since the last public offering; and unlimited number of demand registration rights on a Form S-3, provided that the shares to be registered have an aggregate offering price to the public in excess of $2 million. These rights are subject to the Company's right to defer the timing of a demand registration, and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, the Reporting Person has unlimited piggyback registration rights, subject to an underwriters' right to cut back shares in an underwritten offering. All registration rights terminate five years following the IPO.

Other than the agreements set forth above, there are no arrangements, contracts, understandings, or relationships between the Reporting Person or, to the best of its knowledge, any executive officer or director of the Reporting Person, and any other person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         None.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 6, 2000

Pequot Capital Management, Inc.


By:/s/ David J. Malat
   David J. Malat, Chief Accounting Officer